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JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

HAIPING LI *

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com CONFIDENTIAL July 15, 2015

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Dietrich King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yirendai Ltd. (CIK No. 0001631761)

Response to the Staff’s Comment Letter Dated July 2, 2015

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 2, 2015. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Securities and Exchange Commission

July 15, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Enhancement, page 120

1.	Tell us whether there you enter into a formal agreement with investors documenting the credit enhancement service and if so, describe for us the key terms of the agreement.

The Company respectfully advises the Staff that it enters into a standard agreement with investors documenting the credit enhancement service. The key terms of the agreement are set forth below and a summary of the terms is disclosed on page 121 of the Revised Draft Registration Statement.

•	If a borrower is 15 days delinquent in repaying an installment of principal and interest on a loan, funds will be withdrawn from the risk reserve fund to repay the delinquent installment of principal and interest to the investor. If a borrower becomes 90 days delinquent in repaying an installment of principal and interest on a loan, funds will be withdrawn from the risk reserve fund to repay the delinquent principal and interest, plus the entire outstanding balance of the loan principal, to the investor. In the event that the risk reserve fund is insufficient to repay all the investors with delinquent loans during a period, those investors will be repaid on a pro rata basis, and their outstanding unpaid balances will be deferred to the next time the risk reserve fund is replenished, at which time a distribution will again be made to all investors with delinquent loans.

•	Before payments are made from the risk reserve fund, the investor and Heng Cheng Technology Development (Beijing) Co. Ltd., the Company’s VIE (“Heng Cheng”), share equally any penalty payments recovered from the borrower. The investor agrees that in the event the recovered funds are insufficient to repay the principal and interest on a loan, such recovered funds will be used to first cover the penalty payment, second the unpaid interest on the loan and third the loan principal.

•	After payments have been made out of the risk reserve fund, the investor authorizes Heng Cheng to undertake debt recovery actions on the investor’s behalf and agrees to reimburse Heng Cheng for all litigation and arbitration expenses that Heng Cheng decides to advance on behalf of the investor during the collections process.

Securities and Exchange Commission

July 15, 2015

Business - Credit Enhancement, page 120

2.	We note your disclosure on page 121 that if the risk reserve becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis, and their outstanding unpaid principal balances will be deferred to the next time the risk reserve fund is replenished, at which time a distribution will again be made to all investors with delinquent loans. Please enhance this disclosure to describe the process in the event the risk reserve fund is never replenished to a sufficient level to pay the investors. Specifically address whether the investor bears any risk of loss in the event the reserve is not replenished to a sufficient level or any other fact patterns that could result in an investor loss.

In response to the Staff’s comment, the Company has revised its disclosure in the Business section on page 121 of the Revised Draft Registration Statement.

Related Party Transactions

Transactions with CreditEase Affiliated Entities, page 144

3.	We note your disclosure that “several other affiliates of CreditEase provided [you] with borrower acquisition and referral services, investor acquisition and referral services, system support services, identity verification services and collection services” and the related disclosure on pages F40 – F-41 of the notes to the financial statements. Please tell us what consideration you have given to filing any agreements relating to such services as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully advises the Staff that during the periods in question the Company’s carve-out from CreditEase was not complete. Accordingly, the amounts due to related parties disclosed on pages 144 and F-41 of the Revised Draft Registration Statement are not calculated on the basis of contractual agreements with the affiliates of CreditEase but instead are based on an allocation of costs and expenses from CreditEase using a proportional cost allocation method based on headcount or transaction volume for the provisions of services attributable to us.

Additionally, the Company respectfully advises the Staff that prior to the completion of this offering, the Company will enter into a series of agreements with CreditEase including a master transaction agreement, a transitional service agreement, a non-competition agreement, a cooperation framework agreement and an intellectual property license agreement, which will govern various ongoing relationships between CreditEase and the Company. The cooperation framework agreement relates to various long-term services and support, such as borrower and investor acquisition, collection and technical support, that CreditEase will provide to the Company. The Company will file these agreements as exhibits to the registration statement.

Securities and Exchange Commission

July 15, 2015

Consolidated Financial Statements

Notes to Consolidated Financial Statements for the Years Ended December 31, 2013 and 2014

Note 1. Organization and Principal Activities, page F-8

4.	We continue to evaluate your response to comment 8. We may have further comments.

The Company respectfully advises the Staff that it will provide a response once the Staff’s additional comments are received.

Note 2. Summary of Significant Accounting Policies

Revenue recognition – Transaction fees, page F-13

5.	We note that beginning in the fourth quarter of 2014, you adopted a new fee collection schedule whereby you either collect the entire amount upfront, or collect a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan. Given this new policy and the recent change to your transaction fee revenue recognition policy in the first quarter of 2015, please enhance your disclosure here and as applicable in your MD&A section, to include the following:

•	The underlying reasons for the change in the fee collection schedule;

With Heng Cheng commencing operations in December 2014 and taking into account the plan to adopt a risk reserve fund model in January 2015, the Company changed its fee collection schedule in the fourth quarter of 2014 from primarily collecting on a monthly basis over the term of the loan to either collecting the entire amount upfront or collecting a portion of the transaction fee upfront and the remainder on a monthly basis over the term of the loan in order to (i) improve the Company’s cash flow position, which historically operated within CreditEase’s corporate cash management, and (ii) ensure sufficient upfront cash collection for the funds set aside for the risk reserve fund and business operation.

Securities and Exchange Commission

July 15, 2015

•	A discussion of how it is determined whether to collect the entire amount upfront versus a portion upfront and the rest on a monthly basis;

For borrowers acquired through CreditEase’s offline sales network, the Company has adopted a full upfront fee collection scheme, which is similar to current CreditEase business practice. This fee collection schedule will also help to provide required cash flow for the Company’s business operations. For borrowers acquired through online channels, the Company typically collects a portion of the transaction fee upfront and the remainder on a monthly basis over the term of the loan, with the upfront portion being an amount sufficient to provide cash for the risk reserve fund.

•	A discussion of how you determine the amount to be collected upfront versus the amount to be collected over the term of the loan on a monthly basis; and

Generally, as referenced above, the Company designs the upfront fee collection to be sufficient to cover the risk reserve fund with the remaining fee associated with ongoing services to be collected on a monthly basis.

•	If applicable, whether, and if so, how, the determination of the fee collection schedule is impacted by the loan channel, the pricing grade of the loan, etc.

The determination of the fee collection schedule is impacted by the loan channel as mentioned above. For customers acquired through online channels, the upfront portion of the fee covers the cash required for the risk reserve fund.

In response to the Staff’s comment, the Company has enhanced its disclosure on pages 80 and F-14 of the Revised Draft Registration Statement.

Securities and Exchange Commission

July 15, 2015

Notes to the Unaudited Condensed Consolidated Financial Statements for the Three-Month Periods Ended March 31, 2014 and 2015

Note 2. Summary of Significant Accounting

Policies Liabilities from risk reserve fund service, page F-37

6.	We note your disclosure on pages 86 and F-37 that if a loan originated on the platform after January 1, 2015 defaults, the Group guarantees the principal and accrued interest repayment of the defaulted loan up to a maximum “cap.” In light of your disclosure elsewhere in the filing indicating that the risk reserve fund is continuously monitored and calculated based on an analysis of your historical charge-off rates and a charge-off forecast of your target borrower group, please enhance your disclosure on pages 86 and F-37 to better define this cap. Clearly describe for readers, if true, that this cap is not fixed and describe the underlying factors that could impact the calculation of this cap.

In response to the Staff’s comment, the Company has enhanced its disclosure on pages 86 and F-37 of the Revised Draft Registration Statement.

7.	Please revise your disclosures to describe in further detail the process used to calculate the risk reserve liability. Discuss how you develop the forecast for your target borrower group. Describe how your historical charge-off rates and forecasts are considered and how you determined that this was sufficient evidence to reasonably estimate the reserve in light of your limited operating history. Also address how your methodology considers the recent shift to and focus on higher risk segments, with the introduction of Grade B and D loans in the fourth quarter of 2014, and Grade C loans in the first quarter of 2015. Your disclosures should address the quantitative and qualitative factors that influence your calculation.

The Company respectfully advises the Staff that the Company recognizes a stand-ready liability related to the risk reserve fund service as the higher of the fair value of the future repayments and the probable contingent liability amount required to be recognized at inception of the guarantee. As discussed in Note 3 on page F-39, the fair value of the future repayment is the balance of the risk reserve fund, or 6% of the loan facilitation amount at the inception of the loan. The probable contingent liability amount is also equal to the reserve fund set aside by the Company, as management believes the payment of the full reserve amount is probable. As a result, the risk reserve liability is recognized as the full reserve amount.

Securities and Exchange Commission

July 15, 2015

The Company developed its estimates of the future payment under the risk reserve fund based on an analysis of the historical charge-off rate information available through its online platform for different products, and its judgment of the impact of future changes in external factors that might have an influence on this.

Currently, qualified borrowers on the Company’s platform are put into one of four risk categories, Grade A, B, C and D, with Grade A being the lowest risk category and Grade D the highest risk category. The Company estimates that the overall future charge-off rate will be in the 7% to 8% range, which is derived from a weighted average estimate of future charge-off rates for Grade A through D loans, after considering the current and expected future product mix. The Company did not account for the risk reserve of different loan grades separately because most investors invest in portfolios with blended loan grades, and the reserve is utilized on a portfolio basis with loans of all grades.

The Yirendai platform has an operating history of about three years with a majority of Grade A loans. As part of the Company’s efforts to introduce dynamic risk based pricing, it began to facilitate Grade B and Grade D loans in the fourth quarter of 2014 and Grade C loans in the first quarter of 2015. Despite the introduction of new pricing grades which enables the Company to price products differently based on the further segmentation of borrowers, the Company will continue to focus on working with prime borrowers with good credit history. The Company respectfully advises the Staff that it is not shifting to higher risk segments.

Based on the historical experience of the Company, and by reference to the past performance of similar products of CreditEase, the volume based average charge-off rates of the Grade A loans were about 6%, and the Grade D loans were 8%. There is no performance history of Grade B and C loans that can be referred to, but according to the credit scoring model, Grade B and C loans bear risks higher than Grade A but lower than Grade D.

The Company does not expect significant changes in the near term in macroeconomic factors that will materially impact the charge-off rate of a particular risk group, such as the unemployment rate and salary levels in the PRC. As a result, the Company believes that the future charge-off rates will be similar to historical performance, which ranged from 6% to 8%.

Securities and Exchange Commission

July 15, 2015

Considering the majority of the loans facilitated in the first quarter of 2015 were of Grade B, C and D, the weighted average expected charge-off rate is 7% to 8%.

After taking into account that the Company caps its payout under the risk reserve fund at 6% of the total loan facilitation amount, the Company considers the fair value of the stand-ready liability of the risk reserve fund service is equal to the risk reserve fund balance at the inception of the loans.

In response to the Staff’s comment, the Company has revised its disclosure in Note 2 to the Unaudited Condensed Consolidated Financial Statements for the Three-Month Periods Ended March 31, 2014 and 2015 on page F-37 of the Revised Draft Registration Statement.

In response to the Staff’s comment, the Company has also revised its disclosure in Note 3 to the Unaudited Condensed Consolidated Financial Statements for the Three-Month Periods Ended March 31, 2014 and 2015 on page F-39 of the Revised Draft Registration Statement.

8.	Please revise to include the disclosures required by ASC 460-10-50-4(b). More specifically, revise to disclose:

•	The maximum potential of future payments (undiscounted) that you could be required to make under the guarantee;

The Company respectfully advises the Staff that the Company has revised its disclosure in Note 2 to the Unaudited Condensed Consolidated Financial Statements for the Three-Months Periods Ended March 31, 2014 and 2015 on page F-37 of the Revised Draft Registration Statement.

•	If the terms of the guarantee provide for no limitation to the maximum potential of future payments under the guarantee, that fact; and

The Company respectfully advises the Staff that the Company has set a limitation equal to the maximum potential of future payment as mentioned in Note 2 to the Unaudited Condensed Consolidated Financial Statements for the Three-Months Periods Ended March 31, 2014 and 2015 on page F-37 of the Revised Draft Registration Statement, so such disclosure is not applicable to the Company.

Securities and Exchange Commission

July 15, 2015

•	If you are unable to develop an estimate of the maximum potential amount of future payments under the guarantee, the reasons why it cannot be estimated.

The Company respectfully advises the Staff that the Company can estimate the maximum potential amount of future payments based on the historical default loan rates as described in Note 3 to the Unaudited Condensed Consolidated Financial Statements for the Three-Months Periods Ended March 31, 2014 and 2015 on page F-39 of the Revised Draft Registration Statement, so such disclosure is not applicable to the Company.

9.	Please revise to include a roll-forward of the stand-ready liability related to the risk reserve fund.

In response to the Staff’s comment, the Company has included a roll-forward of the stand-ready liability related to the risk reserve fund in Note 2 to the Unaudited Condensed Consolidated Financial Statement for the Three-Month Periods Ended March 31, 2014 and 2015 on page F-37 of the Revised Draft Registration Statement.

Fair Value of Service Provided for Credit Enhancement Services, page F-38

10.	As a related matter, we note your disclosure here and on page 87 that based on past experience, you have an average historical loan default rate of 7-8% of the loan facilitation amount and that management estimates that the future payout ratio will be approximately the same percentage. Taking this into consideration, please enhance your disclosure to describe the underlying reasons for capping the risk reserve fund at 6% of the total loan facilitation despite the disclosure that you estimate future payouts will be in the 7-8% range.

In response to the Staff’s comment, the Company has enhanced its disclosure on pages 86 and F-37 of the Revised Draft Registration Statement.

*            *             *

Securities and Exchange Commission

July 15, 2015

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.

Yu Cong, Chief Financial Officer, Yirendai Ltd.

Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Chris Lin, Esq., Simpson Thacher & Bartlett LLP